Exhibit 4.20

[convenience translation from Hebrew original]

Convertible Loan Agreement

Made and signed in Tel Aviv, this 27th day of November, 2013

BETWEEN:                G. Willi-Food International Ltd.
directly and/or on behalf of a company in its control
corporate no. 52004320-9
            of 4 Nahal Harif St., Yavne 81106
(hereinafter: "Willi-Food”)

of the one part

AND:	G.D. – B.A. (Holdings) (Yiudit) (2013) Ltd.,
corporate no. 514985142
c/o Shimonov & Co., - Law Office
of 11 Menachem Begin Rd., Ramat Gan 52681
Fax: 03-6133355
(hereinafter: "NEWCO”)

of the other part

(Willi-Food and NEWCO being hereinafter jointly called: “the Parties”)

WHEREAS:

(1)	IDB Holdings Corporation, is a public company whose shares are traded on the Tel Aviv Stock Exchange Ltd., (hereinafter: “IDBH” and “TASE” respectively);

(2)
IDB presented to the Court on November 3, 2013 a proposal for a creditors arrangement in the Company backed by a group of investors headed by Emblaze Ltd., that holds 70% of Newco (hereinafter: “the Investor Group”), as detailed in the immediate report published by IDBH on the magna website of the Israel Securities Authority on November 3, 2013 as updated by the clarifying document of Mr. Eyal Gabai of November 11, 2013, and pursuant to the updated arrangement scheme that was presented to the Court on November 26, 2013 (hereinafter: “the Updated Arrangement Track”);

(3)	Concurrently with the presentation of the Updated Arrangement Track, Newco entered into a shareholders agreement as amended, which is attached hereto;

(4)
The Parties’ wish that Willi-Food will advance a loan to Newco in the sum of NIS 65 million that is fully convertible into the Conversion Shares (as hereinafter defined) (in the event of a special-purpose company being set up), and to which, subject to and conditional on its conversion, Willi-Food will join as a party to the Shareholders Agreement. Should a special-purpose company not be set up, the loan will be fully convertible for a portion of the IDBH shares that are held by Newco, and everything herein stated shall, mutatis mutandis, apply;

(5)	The Parties wish to embed their agreements in writing in relation to the Convertible Loan pursuant to that hereinafter set forth.

It is therefore declared, stipulated and agreed between the parties as follows:

1.	General

1.1	The preamble and the Appendices hereto constitute an integral part hereof.

1.2
The headings to the clauses as drafted have been set and made for purposes of convenience only and shall not serve as any evidence nor shall anything contained in the wording, content or the placing thereof obligate any of the Parties and/or constitute any evidence or cause and/or support for the interpretation of this Agreement as pleaded by any of the Parties.

2.	Definitions

2.1	“the Company’s Capital”	-	The issued and paid-up share capital of the Company, as existing from time to time;

2.2	“the Company”	-	IDBH or IDB Development Company Ltd., (hereinafter: “IDBD”);

2.3	“the Trustee”	-	Shimonov Trusts Ltd.

2.4	“the Escrow Account”	-	The account that will be held in the name of the Trustee with Bank Leumi le-Israel B.M. in trust on behalf of Willi-Food;

2.5	“Shareholders Agreement”	-	As defined in clause 4 hereof;

2.6	“Trust Agreement”	-	As attached hereto as Appendix B;

2.7	“Completion Date"	-	As defined in the Updated Arrangement Track;

2.8	“Shares” or “the Company’s Shares”	-	The ordinary shares of the Company;

2.9	“the Conversion Shares”	-
That portion of the IDB shares that have been imputed to Newco (as described in clause 5 of the Fourth Schedule), based on an investment amount of NIS 65 million (i.e. a calculation made according to the Fourth Schedule on the Completion Date in relation to an investor who would have invested NIS 65 million);

2.10	“Permitted Assignee"	-
A body corporate in the control of that Party to the Agreement and/or in the control of a controlling stakeholder of that Party to the Agreement and/or the controlling stakeholder mentioned and/or a relative thereof;

2.11	“Net and Clear”	-
Net, free and exempt from any debt or mortgage or charge or pledge or attachment or trust or option or preemptive right or preferential right or any other right for the benefit of any third party (save and subject to herein provided or as provided in the Shareholders Agreement);

2.12	“Third Party” or “Three Party”	-	An individual or body of persons, not being one of the Parties to this Agreement, unless otherwise expressly stated in this Agreement;

2.13	“CPI-indexed”	-	Indexed to increases in the Consumer Price Index known on the due date (including the prepayment date) compared with the Consumer Price Index known on the date of the execution of this Agreement;

2.14	“Special-purpose Company”	-	Within the meaning contained in the Shareholders Agreement and according to the meaning of the term “New Company” contained in the Fourth Schedule to the Shareholders Agreement;

2.15	“the Commissioner”	-	The Antitrust Commissioner;

2.16	“Concentration Law”	-
The Bill of the Law for the Advancement of Competition and Reduction of Concentration, 5772-2012 or any Concentration Law that will be enacted in furtherance of and/or in connection with such Bill (and/or any other Bill that will replace the same), including all of the Regulations and Orders that will be promulgated by virtue thereof;

2.17	“Compliance with the Requirements of the Concentration Law”	-
Compliance by Willi-Food (or any Third Party as detailed in clause 4.1 hereof) with the requirements of the Concentration Law in a manner whereby Willi-Food (or such Third Party) is not in violation of the requirements of the Concentration Law, and also where the compliance of Willi-Food (or of any such Third Party) with the requirements of the Concentration Law does not impose upon the Company and/or companies in its control any material restrictions or bind it to any material activities, such as the sale of corporations, change in the composition of the board of directors, change in rules of corporate governance and the like.

2.18	“Due Date”	-	The original due date or the extended due date or the actual due date, as appropriate.

2.19	“Fourth Schedule”	-	The Fourth Schedule to the Shareholders Agreement, attached as Appendix 2.19 to this Agreement.

2.20	“Instructions to the Trustee”	-	The written instructions based on the written instructions to the Trustee that will be attached to the Fourth Schedule mutatis mutandis, by virtue of the present Agreement.

All other terms not expressly defined herein shall bear the meanings attributed thereto in the Shareholders Agreement.

3.         The Convertible Loan

3.1
Willi-Food will, within 24 hours of the date of the execution of this Agreement, deposit NIS 65 million (hereinafter: “the Deposit Amount”) in the Escrow Account and the terms of the Trust Agreement shall apply to the Deposit Amount (hereinafter: “the Deposit Date”).

3.2	The Deposit Amount will be deemed to be a loan as from the Deposit Date (hereinafter: “the Convertible Loan”) and the terms thereof will be as hereinafter set forth.

3.3
The Convertible Loan is a ‘bullet’ loan (principal, capital, CPI-indexed differentials and interest) and will be advanced for a period of one year from the Deposit Date or for a period of six months from the Completion Date, whichever is the earlier (hereinafter: “the Original Due Date”). The Convertible Loan will be CPI-indexed and bear annual interest at the rate of 5% calculated as compound interest (CPI-indexed) as from the Deposit Date until the relevant Due Date. Should the Updated Arrangement Track not be approved by the Court or in the event of the conditions precedent for its entering into effect not having been fulfilled, the Convertible Loan will be repaid and returned to Willi-Food before the Original Due Date (hereinafter: “the Prepayment Date”) together with CPI-indexed linkage and interest pursuant to the terms of the Escrow Agreement, and the terms herein contained.

3.4
Willi-Food may extend the Original Due Date to a date not being later than three years after the Completion Date (hereinafter: “the Extended Due Date”) by prior written notice to Newco of at least 30 days before the Original Due Date. Willi-Food may demand repayment of the Convertible Loan (principal, CPI-indexation and interest) as from the Original Due Date by written notice delivered to Newco 60 days in advance (“the Actual Due Date”).

3.5
The principal of the Convertible Loan, the interest and the CPI-indexation differentials will be paid to Willi-Food on the Due Date or on the Prepayment Date (“bullet”) as appropriate. Notwithstanding the foregoing, in the event of the conversion of the Loan according to the provisions contained in clause 4 hereof, the Convertible Loan shall bear no interest whatsoever or any CPI-indexation differentials (the loan being in its face value), and Willi-Food shall not be entitled in respect thereof to any payment of any kind whatsoever.

3.6
Should the Convertible Loan not be repaid on the Due Date or on the Prepayment Date, and 14 days have elapsed from the Due Date or the Extended Date (“the Grace Period”), the undischarged balance of the Convertible Loan (principal, CPI-linked indexation and interest accrued until such date) will bear default interest (in lieu of the interest specified under clause 3.3 above), at the rate of 1% per month (hereinafter: “Default Interest”) as from the expiration of the Grace Period until the full discharge of the Convertible Loan and all the indebtedness in respect thereof.

3.7
For the avoidance of any doubt, Willi-Food shall similarly be entitled to convert the Convertible Loan in lieu of repaying the same after having demanded repayment of the Convertible Loan or the Extended Due Date being passed, provided that the Convertible Loan has still not been fully repaid.

This clause 3 is a fundamental term of the Agreement and the breach thereof constitutes a fundamental breach hereof.

4.         Conversion of the Convertible Loan

4.1
Cumulative conditions precedent for converting the Convertible Loan (in addition to the conditions precedent according to the Updated Arrangement Track) are: (a) approval of the Commissioner to Willi-Food joining the Investor Group and the Shareholders Agreement; (b) Compliance with the Requirements of the Concentration Law. To the extent Willi-Food fails to comply with all or any of these conditions precedent in order to convert the Loan, it shall be entitled to transfer to any Third Party that does comply with the cumulative conditions precedent which, condition for the transfer, will convert the Convertible Loan on such transfer date and join the Shareholders Agreement as a party, including with respect to the put option according to this Agreement. Such transfer to a Third Party shall be subject to a preemptive right in favor of Newco pursuant to the preemptive right arrangement prescribed in clause 8 of the Shareholders Agreement.

4.2
The Convertible Loan in its entirety only, is convertible for the Conversion Shares at any time during the term commencing on the Completion Date until the Due Date, subject as provided in clause 3.7 above (hereinafter: “the Conversion Period”).

Conversion of the Convertible Loan for the Conversion Shares shall be effected by means of an irrevocable written notice to be given to Newco and the Trustee at least five business days before the conversion date (“Conversion Date” and “Conversion Notice” respectively).

4.3
Newco will, on the Conversion Date, transfer to Willi-Food the Conversion Shares that are held by the Trustee (as described in clause 6.1 hereof) ‘as is’ being Free and Clear, against the full discharge of the Convertible Loan, and Willi-Food will lift the charge registered in its favor as described in clause 6.1 hereof.

4.4
Willi-Food will, on the Conversion Date and as a condition for implementing the conversion, join by its signature to the Shareholders Agreement (in this Agreement referred to as: “the Shareholders Agreement”) attached hereto as Appendix C. The Shareholders Agreement in relation to Willi-Food will enter into effect on the Conversion Date. Newco will induce on the date on which Willi-Food joins the Shareholders Agreement, the amendment of the Shareholders Agreement in a manner whereby Willi-Food shall be entitled to appoint one director in the Company in a manner whereby the relationship between the Parties, for the duration of Willi-Food’s holding the shares of the Company, constituting at least 75% of the quantity of Willi-Food’s Conversion Shares, Willi-Food shall be entitled to recommend the appointment of one director of the Company and the terms of clause 6 of the Shareholders Agreement shall respectively apply also to Willi-Food. The foregoing as hereinbefore set forth will, mutatis mutandis, similarly apply to any Third Party as stated in clause 4.1 above.

This clause 4 is a fundamental term of the Agreement and the breach thereof constitutes a fundamental breach hereof.

5.         Put option on the Conversion Shares

In the event of Willi-Food having converted the Convertible Loan for Conversion Shares within the Conversion Period according to clause 4 above, the following provisions shall enter into effect:

5.1
Newco hereby grants Willi-Food an option to sell to it the Company’s shares that will be allotted to Willi-Food in the framework of the Updated Arrangement Track (“Willi-Food Shares”), in whole or in part, ‘as is’, being Free and Clear, in consideration of a realization price for the share that is equal to the nominal investment amount per share that Willi-Food has paid in respect of the Willi-Food Shares, with the addition of annual interest at the rate of 5% calculated on the basis of compound interest, as from the Conversion Date until the date of the exercise of the Put option; the same being unlinked to any index or currency (hereinafter in this clause called: “the Put Option”).

5.2
Willi-Food may exercise the Put Option subject to the Put Option Realization Shares (as hereinafter defined) being Free and Clear on the exercise date of the Put Option, as from the first trading date that will occur following 36 months of the Conversion Date until the expiration of 72 months from the Completion Date (hereinafter referred to in this clause as : “the Put Option Exercise Period”).

5.3
The realization of the Put Option will be made by giving written notice of realization in the form attached hereto as Appendix A to the Shareholders Agreement in which will be stated, inter alia, and as therein detailed, the realization date of the Option (hereinafter in this clause referred to as: “the Put Option Realization Notice” and “the Put Option Realization Date”, respectively), and will be given to Newco at least 90 days before the Put Option Realization Date (hereinafter referred to in this clause as : “the Last Put Option Realization Notice Date”).

5.4
Willi-Food will sell to Newco, on the Put Option Realization Date, that quantity of the Put Option Realization Shares that has been specified in the Put Option Realization Notice (hereinafter referred to in this clause as “the Put Option Realization Shares”), subject to their being Free and Clear, against the transfer of a cash payment in the amount equal to the number of the Put Option Realization Shares multiplied by the Put Option Realization Price per share (hereinafter: “the Realization Price”). In the event of non-payment of the Realization Price on that date, the Realization Price shall bear default interest at the rate of 0.75% per month as from the expiration of 30 days reckoned from the Put Option Realization Date (as specified in the Put Option Realization Notice) (in lieu of the annual interest according to clause 5.1 above).

5.5
On the expiration of the last date for delivering the Put Option Realization Notice (namely, 90 days before the expiration of the Put Option Realization Period), that part of the Put Option in respect of which no Realization Notice shall have been given, shall lapse and not confer upon Willi-Food any right whatsoever.

5.6	In the event of Willi-Food selling a portion of the Willi-Food Shares, subject to the terms of this Agreement, the Put Option shall, in relation to those Shares, lapse.

5.7
The Put Option is in relation to the Company’s shares that will be allotted to Willi-Food in the framework of the Updated Arrangement Track only. The Put Option is personal and may not be transferred or assigned to any Third Party (save to Permitted Assignee) nor is it chargeable. In the event of a disposition of the Company’s shares held by Willi-Food (either voluntarily or involuntarily), the Put Option in relation to those shares as to which such disposition will have been made, shall lapse, it being clarified that the Put Option is not valid vis-à-vis any Third Party, who is subrogated to the rights of Willi-Food.

5.8
It is clarified that nothing herein contained shall prevent Willi-Food from selling the Willi-Food shares in the Company subject to the terms of this Agreement or transferring the same to a Permitted Assignee, at any given moment, subject to the terms of the Shareholders Agreement.

5.9	The Put Option is subject to adjustments in the event of a distribution of dividend, bonus shares, a rights issue, consolidation/split as described in Appendix B to the Shareholders Agreement.

5.10
The Put Option to Willi-Food shall similarly apply to the convertible debentures that will be issued to Willi-Food in the framework of the Updated Arrangement Track mutatis mutandis. The Put Option on the convertible bonds shall only be realizable after the realization of the Put Option in relation to all of the Willi-Food shares (to the extent that such shares have not been sold by Willi-Food and the Put Option in respect thereof has lapsed as described in clause 5.7 above).

5.11
In the event of Newco failing to pay the Realization Price on the date thereof and Emblaze failing to pay the Realization Price as its guarantor on the date thereof, then the following provisions shall apply:

a.
Newco will induce the immediate termination of the service of one director representing Dankner; the service of the director representing Yitzchak (to the extent that he is in service) as well as the service of such number of directors who represent Emblaze on the board of directors of the Company (IDB Holdings or the Special-purpose Company, as appropriate), and of the board of directors of IDB Development, in a manner whereby the number of directors representing Willi-Food together with the number of directors representing the other parties other than Newco or shareholders of Newco or their relations on the board of directors shall be equal to the number of directors representing Newco, the shareholders of Newco and their relations on the board of directors (that is, the directors representing Emblaze, Dankner and Yitzchak).

b.
Newco and Emblaze will be granted a six-month extension during which they shall have the right to pay the Realization Price (including the Default Interest according to clause 5.4 hereof), (against the transfer of Willi-Food Shares) as from the Put Option Realization Date by Willi-Food. During such six-month period, although such non-payment mentioned shall be deemed to be a breach towards Willi-Food, Willi-Food shall not be entitled to any relief nor shall it take any action or sanction against Newco and/or Emblaze (save as mentioned in sub-section (a) above), in connection with such non-payment of the Realization Price.

c.
In the event of payment of the Realization Price to Willi-Food (including the Default Interest according to clause 5.4 of this Agreement) having been paid, then the right to appoint directors on their behalf shall revert to Emblaze, Yitzchak and Dankner according to their rights under section 6.4 of the Shareholders Agreement (for the avoidance of any doubt, Willi-Food shall no longer be entitled to appoint a director on its behalf).

d.
If, by the end of the six-month period mentioned in sub-section (b) above, the Realization Price (including the Default Interest according to clause 5.4 of this Agreement), shall not have been paid to Willi-Food, then, in addition to its right described in sub-section (a) above, Willi-Food shall be entitled to take against Newco and/or Emblaze any relief that is enabled by law or under this Agreement in connection with such non-payment.

This clause 5 is a fundamental term of the Agreement and the breach thereof constitutes a fundamental breach hereof.

6.         Securities

6.1
To secure the repayment of the Convertible Loan, Newco shall deposit on the Completion Date, the Conversion Shares in the Escrow Account, as detailed in the Instructions to the Trustee and will charge on the Completion Date mentioned the Conversion Shares by first degree charge in favor of Willi-Food. The Conversion Shares will be held by the Trustee (as defined in section 5 of the Fourth Schedule in trust for the benefit of Willi-Food and shall be charged by first degree charge in favor of Willi-Food). Newco shall not be entitled to effect any transaction with the Conversion Shares, including, but not merely, any additional charge.

6.2
The Instructions to the Trustee and the charging agreement shall be in the form applicable by virtue of the Fourth Schedule mutatis mutandis. Should the Parties to this Agreement fail to agree on an agreed wording for such documents, Willi-Food may demand repayment of the Convertible Loan pursuant to the terms of this Agreement (provided the Convertible Loan Repayment Date shall not in any event fall prior to the Completion Date).

6.3
In addition, Emblaze Ltd., the controlling stakeholder of Newco, guarantees, by virtue of its signature to this Agreement, as from the date of the execution of this Agreement, the fulfilment of all Newco’s obligations under this Agreement, including and not merely payment of the Conversion Loan and the CPI-Indexation differentials, interest and the Default Interest (if applicable) and payment of the Realization Price to Willi-Food in respect of the Put Option.

This clause 6 is a fundamental term of the Agreement and the breach thereof constitutes a fundamental breach hereof.

7.         The Parties’ Declarations and Undertakings

7.1
Each of the Parties hereby declares and warrants that there is nothing by law or contract or otherwise to prevent it from entering into this Agreement and that this Agreement and the performance of its obligations thereunder, subject to the fulfilment of the conditions precedent according to clause 4.1 above, are not in contradiction with or repugnant to any judgment, order or directions of any Court, contract or agreement to which it is a party or any other obligation by virtue of agreement (whether verbal, by conduct or in writing) or by law.

7.2
Each of the Parties hereby declares and warrants, subject to the fulfilment of the conditions precedent comprised in the Updated Arrangement Track that all of the approvals, consents and permits have been received and all procedures necessary accomplished, including in its respective competent organs, governing authorities or any other body to its entering into this Agreement and the performance of its obligations thereunder, and that its signatories are the persons who are authorized to sign in its name, this Agreement.

8.         Arbitration

8.1
All and any dispute or difference of opinion that will arise between all or any of the Parties to this Agreement in any aspect relating to the validity, existence, interpretation, performance or rescission of this Agreement and/or any of the terms thereof or in any way relating thereto or deriving therefrom, shall be referred to arbitration before a sole arbitrator to be appointed by consent between the Parties and in the absence thereof, the arbitrator’s identity, whether in regard to accounting or legal matters, will be set by the party for the time being holding office as President of the Tel Aviv-Jaffa District Court (in this document referred to as the “Arbitrator”).

8.2
The Arbitrator may grant interim decisions and provisional orders. The arbitrator’s award and decisions shall be final and binding. The Arbitrator shall not be subject to the rules of procedure and evidence but shall be subject to the provisions of substantive law and be bound to assign reasons for his award. The Arbitrator shall not be entitled to grant awards contrary to the provisions of this Agreement and will issue the arbitration award not later than three months after the time of application by him to any Party to this Agreement having been made.

8.3
This clause shall serve as an arbitration agreement between the Parties and their signature hereto shall similarly be treated as the signature of an arbitration agreement within the meaning of the Arbitration Law, 5728-1968.

9.         Applicable law and jurisdiction

9.1	The laws of the State of Israel shall apply to this Agreement and any matter relating or pertaining thereto or deriving therefrom.

9.2	Without derogating from clause 8 above, the jurisdiction in relation to all the matters pertinent to this Agreement and/or deriving therefrom is vested in the competent courts of Tel Aviv-Jaffa.

10.       Miscellaneous

10.1
Willi-Food may transfer all of its rights and obligations under this Agreement in a single package to a Permitted Assignee, who will be subrogated to Willi-Food, subject to the Permitted Assignee joining this Agreement by its signature and assuming the rights and obligations thereunder (as a single package).

10.2
This Agreement includes, encompasses, merges and expresses all of the agreed terms between the Parties. All assurances, guarantees, written or verbal agreements, undertakings or representations regarding the subject matter of this Agreement that have been given or made by the Parties prior to the making of this Agreement and which are not specifically expressed therein, are in no way additional to the obligations and rights prescribed by this Agreement or resulting therefrom, nor do they derogate therefrom or vary the same, and the Parties shall not be bound thereby as from the date of this Agreement.

10.3
No conduct on the part of any of the Parties will be construed as a waiver of any of its rights hereunder or at law, or as a waiver or agreement on its part to any breach or non-performance of any condition, unless such waiver, agreement, extension, modification, cancellation or addition has been expressly made in writing.

10.4
Drafts and other documents exchanged between the Parties prior to the execution of this Agreement shall be deemed never to have been made nor shall they serve in any manner whatsoever as any evidence or support for the interpretation or any claim or generally.

10.5	No modification, amendment or addition to this Agreement shall be of any effect and shall be deemed never to have been made unless made in writing and signed by all the Parties jointly.

10.6	The Parties will take all additional steps including the signature of additional documents that are required in order to implement and perform this Agreement to the letter and in its spirit.

10.7
All notices shall be sent by one Party to the other Parties shall be sent in writing by registered mail or by personal delivery or by fax according to the addresses appearing at the head of this Agreement or to such other address as any Party hereto shall notify in advance to the other Parties. Notices to Newco shall similarly be copied to Advocate Nechama Barin, Goldfarb, Seligman and Co., 98 Yigal Alon Street, Tel Aviv 6789141, Fax: 03-6089190. Notices sent by any Party to this Agreement shall be deemed to have been received by the other Party: within three (3) business days from the time of dispatch – if sent by registered mail in Israel; at the time of service provided that acknowledgement of service has been received – if served personally; on the first business day following the date of the dispatch thereof, provided that confirmation from the fax machine of the dispatch thereof has been received – if sent by fax.

In witness whereof the parties have set their hands:

/s/ Zwi Williger /s/ Gil Hochboim G. Willi-Food International Ltd.	/s/ Eyal Merdler /s/ Israel Yossef Shneorson G.D. – B.A. (Holdings) (Yiudit) (2013) Ltd., - Newco Emblaze Ltd., Corporate no. 520042920 through ______________________

Guarantee of Emblaze Ltd.

The undersigned, Emblaze Ltd., corporate no. 520042920, acknowledges, after all relevant approvals having been received by its institutions, that it is a guarantor for the performance of all Newco’s undertakings under this Agreement above, including but not merely, payment of the Convertible Loan and the CPI-indexed differentials, interest, Default Interest (to the extent it applies) and payment of the Realization Price in respect of the Put Option.

In witness whereof we have set our hands:

/s/ Eyal Merdler
/s/ Israel Yossef Shneorson
Emblaze Ltd.
By its authorized signatories: Israel Yossef Shneorson and Eyal Merdler

I, the undersigned, Israel Shimonov, Adv. Licance number 14944, hereby certify that Israel Yossef Shneorson and Eyal Merdler signed this agreement on behalf of G.D.-B.A. Holdings (Yiudit) (2013) Ltd. (“Newco”) Ltd. and that their signatures bind Newco.

Date: November 27, 2013

/s/ Israel Shimonov
Israel Shimonov

I, the undersigned, Israel Shimonov, Adv. Licance number 14944, hereby certify that Israel Yossef Shneorson and Eyal Merdler signed this guarantee on behalf of Emblaze Ltd. (“Emblaze”) and that their signatures bind Emblaze.

Date: November 27, 2013

/s/ Israel Shimonov
Israel Shimonov